SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL discloses preliminary traffic figures for March 2022

São Paulo, April 5, 2022 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today preliminary air traffic figures for the month of March 2022, compared to the same period in 2021.

Highlights:

|	GOL’s total supply (ASK) increased 93.0%. Total seats increased 100.5% and the number of departures increased by 101.5%. GOL's total demand (RPK) increased by 113.9% and the load factor was 79.5%.
|	GOL’s domestic supply (ASK) increased 86.1% and demand (RPK) increased by 106.4%. GOL’s domestic load factor was 79.6%. The volume of departures increased by 98.0% and seats increased by 97.1%.
|	GOL’s international supply (ASK) was 111 million, the demand (RPK) was 87 million and international load factor was 78.0%.

March/22 Preliminary Traffic Figures:

	Monthly Traffic Figures (¹)			Quarterly Traffic Figures(¹)			LTM Traffic Figures (¹)
Operating data *	Mar/22	Mar/21	% Var.	1Q22	1Q21	% Var.	Mar/22 LTM	Mar/21 LTM	% Var.
Total GOL
Departures	15,275	7,581	101.5%	48,777	32,898	48.3%	150,019	94,470	58.8%
Seats (thousand)	2,669	1,331	100.5%	8,405	5,746	46.3%	26,311	16,451	59.9%
ASK (million)	3,105	1,609	93.0%	10,110	6,999	44.4%	30,127	19,679	53.1%
RPK (million)	2,470	1,154	113.9%	8,190	5,592	46.5%	24,743	15,770	56.9%
Load factor	79.5%	71.8%	7.8 p.p	81.0%	79.9%	1.1 p.p	82.1%	80.1%	2.0 p.p
Pax on board (thousand)	2,093	937	123.3%	6,746	4,498	50.0%	21,058	12,928	62.9%
Domestic GOL
Departures	15,013	7,581	98.0%	48,011	32,898	45.9%	148,948	94,464	57.7%
Seats (thousand)	2,623	1,331	97.1%	8,405	5,746	46.3%	26,127	16,450	58.8%
ASK (million)	2,994	1,609	86.1%	9,769	6,999	39.6%	29,661	19,675	50.8%
RPK (million)	2,383	1,154	106.4%	7,933	5,592	41.9%	24,391	15,768	54.7%
Load factor	79.6%	71.8%	7.8 p.p	81.2%	79.9%	1.3 p.p	82.2%	80.1%	2.1 p.p
Pax on board (thousand)	2,056	937	119.3%	6,643	4,498	47.7%	20,917	12,928	61.8%
International GOL
Departures	262	0	N.A.	766	0	N.A.	1,071	6	17750.0%
Seats (thousand)	46	0	N.A.	133	0	N.A.	183	1	16331.9%
ASK (million)	111	0	N.A.	340	0	N.A.	466	4	11605.7%
RPK (million)	87	0	N.A.	257	0	N.A.	352	2	15642.7%
Load factor	78.0%	0	N.A.	75.6%	0	N.A.	75.5%	56.2%	19.4 p.p
Pax on board (thousand)	37	0	N.A.	103	0	N.A.	141	1	22635.2%
On-time Departures	94.8%	97.9%	-3.1 p.p	92.9%	96.6%	-3.8 p.p	93.0%	95.6%	-2.6 p.p
Flight Completion	99.7%	96.5%	3.2 p.p	99.7%	98.2%	1.5 p.p	99.3%	97.6%	1.6 p.p
Cargo Ton (thousand)	5.5	3.5	58.0%	14.7	9.9	48.9%	46.8	30.6	52.8%

* Source: Agência Nacional de Aviação Civil (ANAC) and the Company for the current month.

(1) Preliminary Figures

1	GOL Linhas Aéreas Inteligentes S.A.

GOL discloses preliminary traffic figures for March 2022

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL is Brazil's largest airline, leader in the corporate and leisure segments. Since its founding in 2001, it has been the airline with the lowest unit cost in Latin America, which has enabled the democratization of air transportation. The Company has alliances with American Airlines and Air France-KLM, in addition to making available to Customers many codeshare and interline agreements, bringing more convenience and ease of connections to any place served by these partnerships. With the purpose of "Being First for Everyone", GOL offers the best travel experience to its passengers, including: the largest inventory of seats and the most legroom; the most complete platform with internet, movies and live TV; and the best loyalty program, SMILES. In cargo transportation, GOLLOG delivers parcels to various regions in Brazil and abroad. The Company has a team of 15,000 highly qualified airline professionals focused on Safety, GOL's number one value, and operates a standardized fleet of 127 Boeing 737 aircraft. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ri.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer